US Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20002

Re:	Friendable Inc.

Commission File Number 000-52917

Withdrawal of Form 15 filed March 14, 2023

Dear Sir/Madam,

Friendable Inc. requests the withdrawal of its filing to terminate the registration of its common shares, par value $.0001 per share, under Section 12(g) of the Exchange Act on Form 15, filed March 14, 2023 (the “Form 15”).

After careful consideration and evaluation of the company's current financial status and future plans, the Board of Directors has determined that it is in the best interest of the company and its shareholders to remain a reporting company under the Securities Exchange Act of 1934. Therefore, we respectfully request the withdrawal of our previously submitted Form 15.

If there are any questions regarding this request for withdrawal please contact the Company’s legal counsel, Jonathan Leinwand, at (954) 903-7856.

Thank you for your attention to this request.

Sincerely,

FRIENDABLE INC.

By: /s/ Robert A. Rositano, Jr.

Robert A. Rositano, Jr.

Chief Executive Officer